Exhibit (d)(2)

Execution Copy

TENDER AND VOTING AGREEMENT

This Tender and Voting Agreement, dated as of February 4, 2003 (this “Agreement”), is made by and among SUNGARD DATA SYSTEMS INC., a Delaware corporation (“Parent”), LAKE ACQUISITION CORP. INC., a Florida corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”) and each of the shareholders of H.T.E., INC., a Florida corporation (the “Company”), identified on the signature pages hereto (collectively, the “Shareholders” and each, individually, a “Shareholder”).

WITNESSETH:

WHEREAS Parent, Acquisition Sub and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”; capitalized terms used and not otherwise defined in this Agreement have the respective meanings ascribed to such terms in the Merger Agreement), pursuant to which (i) Acquisition Sub shall commence a cash tender offer (as such tender offer may hereafter be amended from time to time in accordance with the Merger Agreement, the “Offer”) to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Common Stock”) in exchange for $7.00 per share in cash (the “Offer Price”) in accordance with and subject to the terms and conditions of the Merger Agreement and the Offer; and (ii) following consummation of the Offer, Acquisition Sub shall merge with and into the Company (the “Merger”);

WHEREAS, each Shareholder is the record or beneficial owner of the number of shares of Common Stock set forth on Schedule A hereto opposite such Shareholder’s name (all such shares of Common Stock, the “Shares”);

WHEREAS, as a condition to entering into the Merger Agreement and incurring the obligations set forth therein, including the Offer, Parent and Acquisition Sub have required that the Shareholders agree to enter into this Agreement; and

WHEREAS, the Shareholders wish to induce Parent and Acquisition Sub to enter into the Merger Agreement and, therefore, the Shareholders are willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

TENDER OF SHARES

SECTION 1.01  Tender of Shares.    Each Shareholder hereby agrees, from and after the date hereof and until the earlier of (x) the Effective Time or (y) the termination of the Merger Agreement pursuant to its terms (such earlier date, the “Termination Date”) to promptly (and, in any event, not later than five (5) business days after commencement of the Offer) tender or cause to be tendered into the Offer, pursuant to and in accordance with the terms of the Offer, and not withdraw or cause to be withdrawn (except following the termination of the Offer in accordance with its terms), all of such Shareholder’s Shares. Each Shareholder acknowledges and agrees that Acquisition Sub’s obligation to accept for payment shares of Common Stock in the Offer, including any Shares tendered by a Shareholder, is subject to the terms and conditions of the Merger Agreement and the Offer.

ARTICLE II

VOTING AGREEMENT

SECTION 2.01  Voting Agreement.    Each Shareholder hereby agrees that, from and after the date hereof and until the Termination Date: (a) at any meeting of the shareholders of the Company, however called, it will cause the Shares such Shareholder benefically owns to be counted as present (or absent if requested by Parent or Acquisition Sub) thereat for purposes of establishing a quorum and (b) at any meeting of the shareholders of the Company, however called, and in any action by consent of the shareholders of the Company, such Shareholder shall vote (or cause to be voted) all of such Shareholder’s Shares (i) in favor of the approval and adoption of the Merger Agreement, the Merger and all the transactions contemplated by the Merger Agreement and this Agreement and otherwise in such manner as may be necessary to consummate the Merger; (ii) against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of the Company under the Merger Agreement or of such Shareholder contained in this Agreement; and (iii) against any action, agreement, transaction (other than the Merger Agreement or the transactions contemplated thereby) or proposal (including any Acquisition Proposal) that could reasonably be expected to result in any of the conditions to the Offer or to the Company’s obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or this Agreement. Any vote by such Shareholder that is not in accordance with this Section 2.01 shall be considered null and void.

SECTION 2.02  Irrevocable Proxy.    Pursuant to Section 607.0722 of the Florida Business Corporation Act (the “FBCA”), each Shareholder hereby irrevocably constitutes and appoints Parent, Lawrence A. Gross and Richard C. Tarbox from and after the date hereof and until the Termination Date (at which point such constitution and appointment shall automatically be revoked) as such Shareholder’s attorney, agent and proxy (such constitution and appointment, the “Irrevocable Proxy”), with full power of substitution, to vote and otherwise act with respect to all such Shareholder’s Shares at any meeting of the shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, and in any action by written consent of the shareholders of the Company, on the matters and in the manner specified in Section 2.01. Without limiting the foregoing, in any such vote or other action pursuant to such proxy, neither Parent nor any other person listed in the immediately preceding sentence shall in any event have the right (and such proxy shall not confer the right) to vote against the Merger or to vote to reduce the Offer Price. THIS PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST AND, TO THE EXTENT PERMITTED UNDER APPLICABLE LAW, SHALL BE VALID AND BINDING

ON ANY PERSON TO WHOM A SHAREHOLDER MAY TRANSFER ANY OF ITS SHARES IN BREACH OF THIS AGREEMENT. THIS PROXY AND POWER OF ATTORNEY SHALL BE VALID DURING THE TERM OF THIS AGREEMENT, REGARDLESSS OF WHETHER SUCH TERM EXCEEDS ELEVEN (11) MONTHS. Each Shareholder hereby revokes all other proxies and powers of attorney with respect to all such Shareholder’s Shares that may have heretofore been appointed or granted, and no subsequent proxy or power of attorney shall be given (and if given, shall not be effective) by such Shareholder with respect to such Shareholder’s Shares. To the extent permitted under applicable law, all authority herein conferred or agreed to be conferred shall survive the death or incapacity of such Shareholder and any obligation of such Shareholder under this Agreement shall be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder hereby severally but not jointly represents and warrants to Parent and to Acquisition Sub as to such Shareholder as follows:

SECTION 3.01  Organization and Authority of the Shareholders.    Each Shareholder that is an individual has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. Each Shareholder that is not an individual is duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. To the extent such Shareholder is a trust, such Shareholder has supplied to Parent or Acquisition Sub true and correct copies of all material documents establishing, organizing, governing or controlling such trust including any order, decree or other judicial pronouncement affecting such trust documents, and all such documents remain in full force and effect. The execution and delivery of this Agreement by each Shareholder and the performance by each Shareholder of such Shareholder’s obligations hereunder have been duly authorized by all requisite action on the part of each Shareholder. This Agreement has been duly and validly executed and delivered by each Shareholder and (assuming due authorization, execution and delivery by Parent and Acquisition Sub) this Agreement constitutes a legal, valid and binding obligation of each Shareholder enforceable against each Shareholder in accordance with its terms, except as limited by bankruptcy, insolvency and other similar Laws or equitable principles (but not those concerning fraudulent conveyance) generally affecting creditors’ rights and remedies.

SECTION 3.02  No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by each Shareholder does not, and the performance of this Agreement by each Shareholder will not, (i) conflict with or violate any agreement to which a Shareholder is a party, any trust agreement or any equivalent organizational documents, as the case may be, of such Shareholder, (ii) conflict with or violate any Law applicable to such Shareholder or by which any property or asset of such Shareholder is bound or affected or (iii) result in any breach of, or constitute a default (or event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any Shares (other than pursuant to this Agreement) pursuant to, any note, bond, mortgage, indenture, pledge, contract, agreement, lease, license, permit, franchise or other instrument or obligation of such Shareholder, except, with respect to clauses (ii) and (iii) above, for any such conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay the ability of such Shareholder to carry out such Shareholder’s obligations under this Agreement.

(b)    The execution and delivery of this Agreement by each Shareholder does not, and the performance of this Agreement by each Shareholder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Body, except (i) for applicable requirements, if any, of the Exchange Act and state securities or “blue sky” laws, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the ability of such Shareholder to carry out such Shareholder’s obligations under this Agreement.

SECTION 3.03  Ownership of Shares.    As of the date hereof, each Shareholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act, which meaning will apply for all purposes of this Agreement) of, and has good, valid and marketable title to, the number of Shares set forth opposite such Shareholder’s name on Schedule A hereto. Except for Company Options, such Shares are all the securities (as defined in Section 3(a)(10) of the Exchange Act, which definition will apply for all purposes of this Agreement) of the Company owned, either of record or beneficially, by such Shareholder as of the date hereof and such Shareholder does not have any option or other right (other than Company Options) to acquire any other securities of the Company. The Shares owned by such Shareholder are owned free and clear of all Encumbrances, other than any Encumbrances created by this Agreement. Except as provided in this Agreement, such Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Shareholder.

SECTION 3.04  Reliance by Parent and Acquisition Sub.    Each Shareholder understands and acknowledges that Parent is entering into, and causing Acquisition Sub to enter into, the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

SECTION 3.05  No Finder’s Fees.    Other than as described in Section 3.28 of the Company Disclosure Letter with respect to arrangements made by the Company with Broadview International, LLC, no broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s, financial advisor’s or other fee or commission in connection with the transactions contemplated by this Agreement or the Merger Agreement based upon arrangements made by or on behalf of such Shareholder that is or will be payable by Parent, Acquisition Sub, the Company or any of their respective Subsidiaries.

SECTION 3.06  Absence of Litigation.    As of the date of this Agreement, there is no litigation, suit, claim, action, proceeding or investigation pending or, to the knowledge of the Shareholder, threatened against any Shareholder, or any property or asset of any Shareholder, before any Governmental Body that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or the Merger Agreement.

ARTICLE IV

COVENANTS OF THE SHAREHOLDERS

Each Shareholder hereby agrees, from and after the date hereof and until the Termination Date, as follows:

SECTION 4.01  No Disposition or Encumbrance of Shares.    Each Shareholder hereby agrees that, except as contemplated by this Agreement, such Shareholder shall not (i) sell, transfer, tender (except into the Offer), pledge, assign, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, grant a proxy or power of attorney with respect to (other than the Irrevocable Proxy), deposit into any voting trust, enter into any voting agreement, or create or permit to exist any Encumbrances of any nature whatsoever (other than pursuant to this Agreement) with respect to, any of such Shareholder’s Shares (or agree or consent to, or offer to do, any of the foregoing), or (ii) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect or have the effect of preventing, delaying or disabling such Shareholder from performing such Shareholder’s obligations hereunder.

SECTION 4.02  No Solicitation of Transactions.    None of the Shareholders shall, directly or indirectly, through any Representative, or otherwise, (i) solicit, initiate, facilitate or encourage, directly or indirectly, any inquiries relating to, or the submission of, any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or in connection with any Acquisition Proposal, or furnish to any Person any information or data with respect to or provide access to the properties of the Company or any of its Subsidiaries, or take any other action to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal; provided, however, that nothing herein shall prevent a Shareholder from acting in such Shareholder’s capacity as a director or officer of the Company, or taking any action in such capacity (including at the direction of the Company’s board of directors), but only in either such case as and to the extent permitted by Section 5.3(b) of the Merger Agreement. Except as otherwise provided by Section 5.3(b) of the Merger Agreement, each Shareholder shall, and shall direct or cause such Shareholder’s Representatives to, immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any of the foregoing actions described in (i), (ii) and (iii) of this Section 4.02.

SECTION 4.03  Cooperation.    Each Shareholder agrees to cooperate fully with Parent and Acquisition Sub and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent or Acquisition Sub to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement. Each Shareholder authorizes Parent to deliver a copy of this Ageement to the secretary or other officer of the Company authorized to tabulate votes.

SECTION 4.04  Information for Offer Documents and Proxy Statement; Disclosure.    Each Shareholder covenants and agrees that none of the information relating to such Shareholder that has been or will be furnished to Parent by such Shareholder for inclusion in the Schedule 14D-9, the Offer Documents or, if applicable, the Proxy Statement will, at (i) the time the Schedule 14D-9, the Offer Documents or the Proxy Statement (or any amendment or supplement thereto) is first filed with the SEC or mailed to shareholders of the Company or (ii) the time of the Company Shareholders’ Meeting (in the case of information included in the Proxy Statement), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Shareholder agrees to permit Parent, Acquisition Sub and the Company to publish and disclose in the Offer Documents and, if applicable, the Proxy Statement and any related filings under applicable securities Laws such Shareholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information regarding such Shareholder as required by applicable Laws.

ARTICLE V

MISCELLANEOUS

SECTION 5.01  Termination.    This Agreement shall automatically terminate on the earlier of (i) the Effective Time or (ii) the termination of the Merger Agreement in accordance with its terms.

SECTION 5.02  Nature of Obligations.    Each of the obligations of each of the Shareholders hereunder is several and not joint.

SECTION 5.03  Legending of Certificates; Nominees Shares; Stop Transfer.    Upon request by Parent, each Shareholder agrees to submit to Parent contemporaneously with or promptly following execution of this Agreement all certificates representing their Shares so that Parent may note thereon a legend referring to the rights granted to it under this Agreement. If any of the Shares beneficially owned by a Shareholder are held of record by a brokerage firm in “street name” or in the name of any other nominee (a “Nominee,” and, as to such Shares, “Nominee Shares”), such Shareholder agrees that, upon written request by Parent, such Shareholder will within five (5) days of such request execute and deliver to Parent a limited power of attorney, in form and substance reasonably satisfactory to Parent, enabling Parent to require such Nominee to (i) enter into an agreement to the same effect as Article II hereof with respect to the Nominee Shares held by such Nominee, (ii) tender such Nominee Shares in the Offer pursuant to Section 1.01 hereof and (iii) submit to Parent the certificates representing such Nominee Shares for notation of the above-referenced legend thereon. If this Agreement is terminated under Section 5.01(ii), the Parent and/or Acquisition Sub shall return, or shall cause Paying Agent to return, all certificates representing each Shareholder’s Shares directly to such Shareholder within five (5) business days of such termination and any legend placed on the certificates in respect of this Agreement shall be deemed of no force and effect and may be removed by such Shareholder upon request to the transfer agent.

SECTION 5.04  Disclosure.    Shareholders shall consult with Parent before issuing any press release or otherwise making any public statement with respect to this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby. Without limiting the generality of the foregoing, each such Shareholder shall not, and shall not permit any of its Representatives to, make any disclosure to employees of any of the Acquired Companies, to the public or otherwise regarding this Agreement or the Merger Agreement unless (a) Parent shall have been given the opportunity to review and comment upon such disclosure and shall have approved such disclosure or (b) such Shareholder shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable law.

SECTION 5.05  Adjustments.

(a)    In the event (i) of any increase or decrease or other change in the Shares by reason of stock dividend, stock split, reverse stock split, recapitalizations, combinations, exchanges of shares or the like or (ii) that a Shareholder becomes the beneficial owner of any additional shares of Common Stock or other securities of the Company, then (x) the terms of this Agreement shall apply to the shares of capital stock and other securities of the Company held by the Shareholders immediately following the effectiveness of the events described in clause (i), or such Shareholder becoming the beneficial owner thereof pursuant to clause (ii), and (y) the Offer Price shall be equitably adjusted to reflect the impact of any event described in clause (i).

(b)    Each Shareholder hereby agrees to promptly notify Parent and Acquisition Sub of the number of any new Shares or other securities acquired by such Shareholder, if any, after the date hereof.

SECTION 5.06  Notices.    All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.06):

(a)    if to any Shareholder:

To the appropriate address set forth on Schedule B hereto

(b)    if to Parent or Acquisition Sub:

SunGard Data Systems Inc.

1285 Drummers Lane

Suite 300

Wayne, Pennsylvania 19087

Attention: General Counsel

Fax #: (610) 341-8115

with a copy to:

SunGard Data Systems Inc.

1285 Drummers Lane

Suite 300

Wayne, Pennsylvania 19087

Attention: Chief Financial Officer

Fax #: (610) 341-8851

SECTION 5.07  Amendment.    This Agreement may not be amended except by an instrument in writing signed by all the parties hereto.

SECTION 5.08  Waiver.    No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

SECTION 5.09  Entire Agreement.    This Agreement (together with the Schedules hereto) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, other than the Merger Agreement and the other agreements contemplated thereby.

SECTION 5.10  Applicable Law; Jurisdiction.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof or any other jurisdiction, except that the FBCA shall govern the Irrevocable Proxy. In any action between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (a) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the state and federal courts located in the State of Delaware (and agrees not to commence any such action except in such courts) and irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action brought in such court has been brought in an inconvenient forum; (b) if any such action is commenced in a state court, then, subject to applicable law, no party shall object to the removal of such action to any federal court located in the State of Delaware; (c) each of the parties irrevocably waives the right to trial by jury; and (d) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice in accordance with Section 5.06.

SECTION 5.11  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, without necessity of proof that there is no adequate remedy at law or requirement to post any security bond.

SECTION 5.12  Headings.    The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 5.13  Costs and Expenses.    All costs and expenses of the parties hereto, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred, except as otherwise provided in the Merger Agreement with respect to fees and costs payable by the Company to Parent.

SECTION 5.14  Parties in Interest; Assignability.    This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Shareholders’ rights hereunder may be assigned by any Shareholder without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by any Shareholder without such consent shall be void and of no effect; provided, further, that Parent may assign this Agreement to any direct or indirect subsidiary of Parent, but any such assignment shall not relieve Parent of any of its obligations hereunder. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except that the Company shall be a third party beneficiary with respect to the last sentence of Section 4.04. Any assignment prohibited under this Section shall be null and void.

SECTION 5.15  Severability.    Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

SECTION 5.16  Counterparts.    This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. If this Agreement is executed by less than all of the Shareholders, it shall nevertheless be binding on those Shareholders who have executed it.

SECTION 5.17  Interpretation of Representations.    Each representation and warranty made in this Agreement or pursuant hereto is independent of all other representations and warranties made by the same parties, whether or not covering related or similar matters, and must be independently and separately satisfied. Exceptions or qualifications to any such representation or warranty shall not be construed as exceptions or qualifications to any other representation or warranty.

SECTION 5.18  Construction.

(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)    For purposes of this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

-Signature Pages Follow-

IN WITNESS WHEREOF, the parties have duly executed and delivered this Tender and Voting Agreement as of the day and year first above written.

SUNGARD DATA SYSTEMS INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox Title: Senior Vice President—Corporate Development

LAKE ACQUISITION CORP. INC.

By:	/s/ Richard C. Tarbox
Name: Richard C. Tarbox Title: Vice President

Signature Page to Tender and Voting Agreement

BERNARD B. MARKEY

/s/ Bernard B. Markey

Date:  February 4, 2003

Signature Page to Tender and Voting Agreement

JOSEPH M. LOUGHRY, III

/s/ Joseph M. Loughry, III

Date:  February 4, 2003

Signature Page to Tender and Voting Agreement

L.A. GORNTO, JR.

/s/ L.A. Gornto, Jr.

Date:  February 4, 2003

Signature Page to Tender and Voting Agreement

O. F. RAMOS

/s/ O. F. Ramos

Date:  February 4, 2003

Signature Page to Tender and Voting Agreement

EDWARD A. MOSES

/s/ Edward A. Moses

Date:  February 4, 2003

Signature Page to Tender and Voting Agreement

GEORGE P. KEELEY

/s/ George P. Keeley

Date:  February 4, 2003

Signature Page to Tender and Voting Agreement

D. VAN R. MORRIS

/s/ D. Van R. Morris

Date:  February 4, 2003

Schedule A

Name	Number of Shares of Common Stock
Bernard B. Markey	145,432
Joseph M. Loughry, III	52,478
L.A. Gornto, Jr.	19,807
Ozzie Ramos	222,731
Edward A. Moses	38,307
George P. Keeley	127,899
D. Van R. Morris	55,696
TOTAL	662,350

Schedule B

Name	Address
Bernard B. Markey	Box 135 New Vernon, New Jersey 07976
Joseph M. Loughry, III	3220 Oakmont Terrace Longwood, Florida 32779
L. A. Gornto, Jr.	1403 Oakforest Drive Ormond Beach, Florida 32714
Ozzie Ramos	14020 Carlton Drive Davie, Florida 33330
Edward A. Moses	1281 Prince Court Heathrow, Florida 32746
George P. Keeley	298 Island Creek Drive Vero Beach, Florida 32963
D. Van R. Morris	201 Pembroke Avenue Wayne, Pennsylvania 19087